Mail Stop 3561

September 6, 2007

Mr. James Cole
President and Principal Financial Officer
Noble Innovations, Inc.
2950 E. Flamingo Road, Suite E-6D
Las Vegas, Nevada 89121

 RE: **Noble Innovations, Inc.**
 Form 10-KSB for Fiscal Year Ended December 31, 2006
 Form 10-QSB for Fiscal Quarter Ended June 30, 2007
 Filed April 2, 2007 and August 20, 2007
 File No. 333-118632

Dear Mr. Cole:

 We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

 Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for Fiscal Year Ended December 31, 2006

Facing Sheet

1.   Please revise to state the aggregate market value of voting and non-voting
        common equity held by non-affiliates computed by reference to a price at which
        your common equity was sold as of a specified date within the past 60 days.
        Refer to the Facing Sheet of Form 10-KSB.

Item 8A. Controls and Procedures, page 17

2.   You state that your management evaluated the effectiveness of your disclosure
        controls and procedures pursuant to Exchange Act Rule 13a-15. However, your
        chief executive officer and principal accounting officer only concluded that your
        disclosure controls and procedures were effective in "timely alerting him to
        material information required to be included in [your] periodic SEC filings."
        Please also state, if true, that the same officer concluded the controls and
        procedures were effective in "ensur[ing] that information required to be disclosed
        by an issuer in the reports that it files or submits under the Exchange Act is
        accumulated and communicated to the issuer's management, including its
        principal executive and principal financial officers, or persons performing similar
        functions, as appropriate to allow timely decisions regarding required disclosure."
        See Exchange Act Rule 13a-15(e).

3.   We note your disclosure that your disclosure controls and procedures can provide
        "only reasonable, not absolute, assurance" of achieving the desired control
        objectives. Therefore, please further revise your conclusion regarding the
        effectiveness of your disclosure controls and procedures to reflect, if true, that the
        disclosure controls and procedures are effective at the "reasonable assurance"
        level. Please refer to Part II.F.4 of Final Rule Release 33-8238 for guidance.

Independent Auditors' Report, page F-1

4.   Please have your independent auditors revise their opinion paragraph to identify
        the United States of America as the country of origin of the referenced generally
        accepted accounting principles. Refer to Codification of Auditing Standards
        section 508.08(h).

Statement of Changes in Stockholders' Equity, page F-4

5.   It appears that you may have improperly accounted for the January 2007 stock
        split that was effected in the form of a stock dividend. In particular, the

retrospective presentation of such stock split should not have increased additional paid-in capital or total stockholders' equity in the historical periods presented. Moreover, your presentation of a $1.5 million reduction in total stockholders' equity during fiscal year 2006 for the fiscal year 2007 common stock dividend does not appear to be supported under GAAP. We would expect the retrospective application of the stock split to merely result in a reclassification between your common stock par and additional paid-in capital accounts during the historical periods. Please revise your financial statements accordingly. In making your revisions, please ensure the total cash received from the issuance of your shares per the statement of changes in stockholders' equity reconciles to your statements of cash flows and note 3 on page F-9. Refer, for guidance, to Chapter 7B of ARB 43.

6.   Please advise us as to why you are showing the issuance of 4.9 million shares in connection with your public offering during fiscal year 2006. Based on the other disclosures throughout the document, we understand that you sold 980,000 shares in the offering, or 3.92 million shares after giving retroactive effect to the January 2007 stock split.

Form 10-QSB for Period Ended June 30, 2007

7.   Please address the comments above in your Forms 10-Q as applicable.

Condensed Consolidated Balance Sheet, page 1

8.   Please remove your unamortized share based compensation account. Please note that SFAS 123(R) eliminated such contra-equity accounts. Compensation cost for the award should be recognized over the requisite service period with the total amounts of unrecognized compensation costs disclosed in the notes to the financial statements. Refer to paragraphs 74 and A240 of SFAS 123(R).

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 or Robyn Manuel at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William Thompson
Branch Chief